

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 26, 2018

Joel Silver
President and Chief Executive Officer
DAVIDsTEA Inc.
5430 Ferrier
Mount-Royal, Québec, Canada, H4P 1M2

    Re: DAVIDsTEA Inc.
          Form 10-K for the Fiscal Year Ended January 28, 2017
          Filed April 13, 2017
          File No. 1-37404

Dear Mr. Silver:

    We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this comment, we may have additional comments.

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 78

1. You indicate that Management's Report on Internal Control over Financial Reporting is included in Item 8, Financial Statements and Supplementary Data. We are unable to locate management's report in Item 8. Please file an amendment to provide Management's Report on Internal Control over Financial Reporting in accordance with Item 308 of Regulation S-K.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 if you have questions regarding our comments or related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Howard Tafler, Chief Financial Officer